

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2009

Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re:** **Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

We have reviewed your supplemental response letter dated April 24, 2009 as well as your filings and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008

1. We note your response to prior comment 3 and reissue our comment. Please tell us why you significantly increased your provision for doubtful accounts from $10.5 million in 2007 to $32.9 million in 2008, with most of the increase occurring after the merger. Additionally, tell us the extent of your exposure to bad debt from national agency accounts in the automotive and retail advertising categories. Revise your disclosures in future filings.

Critical Accounting Estimates, page 55
Indefinite-lived Assets, pages 56-57

2. We note your response to prior comment 7. Please clarify your proposed disclosure with respect to the following points:

   - Whether your fundamental assumptions on "normalized operating margins," discount rate, and growth rate after the build-up period were the same in the Americas as in the international segment and if so, what the basis was for your conclusion.

- What you assumed as the industry-average growth in your discrete build-up and terminal periods.
- If the WACC that reflects a pre-tax rate of return on debt was applied to pre-tax cash flows.
- For your sensitivity analysis, provide the impact on the fair value of each of your reportable segments of a 100 basis point *increase* in your discount rate.
- Whether you recorded an impairment charge for *all* billboard permits at the market level in the Americas segment and international segment.

Goodwill, page 57

3. We note your response to prior comment 9. Please expand your proposed disclosures with respect to the following:

- If you applied the same discount rate to the cash flows of both the Americas and the international segment over the discrete ten-year forecast period. If so, tell us the basis for your assumption.
- Whether you recorded an impairment charge for *all* reporting units.
- For your sensitivity analysis, provide the impact on the fair value of each of your reportable segments of a 100 basis point *increase* in your discount rate.
- Finally, we believe your disclosure should address your estimates of future cash flows, as follows:

   o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
   o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
   o In view of the current economic environment, discuss in greater detail how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis. In this regard, we note your general statement that "adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 projected cash flows."

4. Please tell us why you believe it is appropriate to use both a risk-adjusted discount rate <u>and</u> risk-adjusted cash flows in your discounted cash flow model. In this regard, we note your statement in the last paragraph on page 6 of Attachment A of your response that the "impact of adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 forecasted cash flows in the discounted cash flow models" and on page 7 that you applied an adjustment to the WACC to capture the unsystematic risk (the Company/ asset specific risk). Further,

explain to us in greater detail the reasons for the *significant* increase in the WACC from July 2008 to the interim impairment test performed as of December 31, 2008.

5. We note your response to prior comment 10. While EITF D-101 states that the assessment of economic similarities should be more qualitative than quantitative, it does not provide for a total exclusion of quantitative factors. Accordingly, please tell us your consideration of quantitative factors, particularly, long-term financial performance analogizing to paragraph 17 of SFAS 131, which support your conclusion that the components in the U.S. markets, including Canada, Mexico, Peru and Brazil, are economically similar. It appears from your response that you only considered qualitative factors.

6. Further, your response states that each of your U.S. markets is a component and all should be aggregated into a single reporting unit. However, your response does not appear to adequately address why the other components, Canada, Mexico, Peru and Brazil, are included in the same reporting unit with the U.S. markets.

Note B – Intangible Assets and Goodwill
Definite-lived Intangibles, page 75

7. We note your response to prior comment 12. Tell us why no value was assigned to the "Clear Channel" trademark during the merger, notwithstanding your right to use the name and logo "until 12 months after the date on which Clear Channel Communications owns shares of our common stock representing less than 50% of the total voting power of our common stock," per your disclosure on page 24. Refer to paragraphs 39 and A14(a)(1) of SFAS 141. Additionally, tell whether you gave recognition to the Clear Channel trademark when you performed step two of the goodwill impairment test. If not, tell us why not.

Goodwill, page 77

8. With respect to prior comment 13, please expand your MD&A and disclosures on critical estimates, as appropriate, to explain in detail why the Americas segment, despite its declining share of total revenues, appears to have significantly higher profit margins than the International segment. Additionally, please clarify:

- Whether the higher site lease costs driven by competitive bidding referred to (in the penultimate paragraph) on page 37 constitute one-time expenses that are incurred in new markets or are recurring costs of business in established markets.
- How the higher site lease costs impact the valuations derived from projected cash flows assumed during the buildup period for the purpose of valuing permits and during the forecast period for the purpose of valuing goodwill,

and particularly, how you factored them in deriving "normalized operating margins."

- Why selling, general and administrative expenses are significantly higher in the international segment than in the Americas.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 1 – Basis of Presentation and New Accounting Standards
Clear Channel Communications Merger, page 8

9. Please tell us the nature of the additional information, which led you to lower the initial fair value estimate of your permits, contracts and site leases in the Americas segment by \$126 million and decrease deferred taxes by \$51 million.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director